UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Procter & Gamble Company

File No. 5-20670 - CF # 22696

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Procter & Gamble Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule TO-I it initially filed on October 8, 2008.

Based on representations by Procter & Gamble Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance determined not to publicly disclose information excluded from the following exhibits for the time periods specified:

Exhibit d(i)	through June 30, 2009
Exhibit d(ii)	through June 30, 2009
Exhibit d(iii)	through June 30, 2009
Exhibit d(iv)	through June 30, 2009
Exhibit d(v)	through June 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief
Office of Mergers and Acquisitions
Division of Corporation Finance